UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On February 7, 2025, Fitell Corporation, a Cayman Islands company (the “Company”), issued a press release announcing that it has entered into a definitive agreement with an institutional investor for the issuance and sale in a registered direct offering of an aggregate of 1,992,032 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) and warrants to purchase up to 1,992,032 Ordinary Shares, at a purchase price of $5.02 per Ordinary Share and associated warrants. The offering is expected to close on or about February 10, 2025, subject to the satisfaction of customary closing conditions. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Neither this Report on Form 6-K, nor the exhibit attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein or therein.

Exhibit No.

99.1	Press Release issued by Fitell Corporation on February 7, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)